Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We consent to the use of our report dated February 25, 2010, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Richmond, Virginia
September 14, 2010